Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	March 31,	December 31,
	2020	2019

ASSETS
Current Assets
Cash and cash equivalents	$22,666	$3,948
Short term deposits	10,008	8,060
Prepaid expenses	422	510
Other receivables	571	403
Restricted cash	273	100
Cash held with respect to CVR Agreement	2,664	1,400
Receivables for the sale of Trehalose	-	2,000
Total Current Assets	36,604	16,421

Non-Current Assets
Restricted cash	64	76
Long-term prepaid expenses	5	5
Property and equipment, net	613	648
Other assets	365	410
Total Non-Current Assets	1,047	1,139
TOTAL ASSETS	$37,651	$17,560

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$209	$316
Accrued expenses and other liabilities	2,083	1,897
Payables to related parties	380	367
CVR holders	2,664	3,400
Total Current Liabilities	5,336	5,980

Non-Current Liabilities
Other long-term Liabilities	256	298

Total Non-Current Liabilities	256	298
Commitments and Contingent Liabilities	-
TOTAL LIABILITIES	5,592	6,278

SHAREHOLDERS’ EQUITY
Common stock of NIS 0.40 ($0.11) par value: Authorized: 45,000,000 shares as of March 31 2020 and December 31, 2019; Issued and outstanding: 13,427,876 and 10,334,126 as of March 31, 2020 and December 31, 2019;	1,509	1,151
Additional paid in capital	59,333	37,104
Foreign currency translation adjustments	(2,316)	(1,300)
Accumulated deficit	(26,467)	(25,673)
TOTAL SHAREHOLDERS’ EQUITY	32,059	11,282
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$37,651	$17,560

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNADITED)

U.S. dollars in thousands (except shares and per share data)

	For the three months ended
	March 31,
	2020	2019

Revenues	$-	$-

Operating expenses:
Research and development expenses	1,372	1,578
General and administrative expenses	524	784
	1,896	2,362

Operating loss	(1,896)	(2,362)

Financial income	1,104	55
Financial expenses	(2)	(358)

Net (loss)	(794)	(2,665)

Other comprehensive (loss)
Exchange differences arising from translating financial statements from functional to presentation currency	(1,016)	300
Total other comprehensive (loss)	(1,016)	300
Total comprehensive (loss)	$(1,810)	$(2,365)

Basic & diluted (loss) per share	$(0.07)	$(0.74)
Weighted average number of shares outstanding	11,398,000	3,867,101

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNADITED)

U.S. dollars in thousands

	For the three months ended March 31,
	2020	2019
Cash flows from operating activities
Net (loss)	$(794)	$(2,665)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	54	44
Non-cash operating lease expenses	33	47
Share-based compensation	132	512
Changes in values of warrants exercisable into shares liability	-	50
Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses	73	255
Decrease (increase) in other receivables	1,780	294
(Decrease) increase in accounts payable trade	(99)	90
(Decrease) increase in accrued expenses and other liabilities	(395)	347
Operating lease liabilities	(30)	(44)
(Decrease) increase in related parties payable	25	1
Net cash provided by (used in) operating activities	779	(1,069)

Cash flows from investing activities
Purchase of property and equipment	(39)	(78)
Investment in short-term bank deposits	(2,000)
Net cash received in the issuance of shares for the net assets of Bioblast Pharma Ltd.	-	1,544
Net cash (used in) provided by investing activities	(2,039)	1,466

Cash flows from financing activities
Proceeds from issuance of shares and warrants net of $2,294 and $655 of issuance expenses, respectively	22,456	4,707
Proceeds from exercise of options	-	4
Net cash (used in) provided by financing activities	22,456	4,711

Increase (decrease) in cash and cash equivalents	21,196	5,108
Cash and cash equivalents - beginning of year	5,524	9,792
Exchange rate differences on cash and cash equivalents	(1,053)	301
Cash and cash equivalents - end of period	$25,667	$15,201

Non-cash transactions:
Warrants issued in settlement of issuance costs to a placement agent	$563	$-
Conversion of preferred stock to ordinary shares	$-	$525
Conversion of 6% preference on preferred stock to ordinary shares	$-	$2,071
Issuance of ordinary shares upon exercise of warrants	$-	$249
Issuance of subscription ordinary shares	$-	$5,362
Issuance of shares in connection with merger	$-	$47
Assets acquired excluding cash and cash equivalents	$-	$(2,632)
Less - liabilities assumed	-	3,532
Net assets acquired excluding cash and cash equivalents	$-	$900

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash received for interest, net	$42	$55

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 1 - GENERAL

a.	Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex Therapeutics R&D Ltd., (“Enlivex R&D”, formerly known as Enlivex Therapeutics Ltd.), pursuant to which Enlivex R&D merged with Treblast Ltd. (a subsidiary of the Parent) with Enlivex R&D surviving the merger (the “Merger”), the Parent changed its name to Enlivex Therapeutics Ltd. The Merger has been treated as a reverse recapitalization of the Parent for financial accounting and reporting purposes, as such, Enlivex R&D was treated as the acquirer and the Parent was treated as the acquired entity.

Enlivex R&D was incorporated in September 2005 under the laws of the State of Israel and has been engaged since inception in the development of an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no U.S. Food and Drug Administration (“FDA”) approved treatments, as well as treating solid tumors via modulating immune-checkpoint rebalancing. The Company’s innovative immunotherapy candidate, Allocetra™, is a novel immunotherapy candidate based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs,” such as preventing or treating complications associated with sepsis and acute multiple organ failure, bone marrow transplants and/or hematopoietic stem cell transplants. The Company also intends to develop its cell-based therapy to be combined with currently effective treatments of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including Chimeric Antigen Receptor T-Cell Therapy and therapies targeting T-Cell Receptor Therapy. The Company’s development is based on the discoveries of Professor Dror Mevorach, an expert on clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

In January 2015, Bioblast Pharma Inc. was established in the State of Delaware as a wholly owned subsidiary of the Parent.

The Company’s ordinary shares, NIS 0.40 per share (“Ordinary Shares” or “ordinary shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the on the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects its operations to continue to require cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s has experienced net losses since its inception, and, as of March 31, 2020, had an accumulated deficit of $26,467.

The Company raised $24,750 in cash (before deducting placement agent fees and offering expenses) in conjunction with registered securities offerings of an aggregate of 3,093,750 Ordinary Shares and 2,093,750 warrants. However, the Company expects to continue to incur additional losses for at least the next several years, and, during that period, the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management plans to finance its operations with issuances of the Company’s equity and equity-linked securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support. The Company’s management and board of directors believe that the Company’s current financial resources will be sufficient to continue its activities, including development of the Company’s products, for at least twelve months following the filing of these financial statements on Form 6-K. The Company may determine, however, to raise additional capital as the board of directors deems prudent.

Based on the Company’s current assessment, the Company does not expect any material impact on its development timeline and its liquidity due to the worldwide spread of the SARS-CoV-2 coronavirus, which causes COVID-19. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, will depend on future developments that are highly uncertain as of the date of issuance of these unaudited condensed consolidated financial statements. Actual results could differ from the Company’s estimates.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation

These unaudited consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements for annual periods prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2019 Annual Report on Form 20-F, as filed with the SEC on April 30, 2020. The results of operations for these interim periods are not necessarily indicative of the operating results for any future period. The December 31, 2019 financial information has been derived from the Company’s audited financial statements.

b.	Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the New Israeli Shekel (“NIS”), which is the local currency in which it operates. The financial statements of the Company were translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.  Accordingly, assets and liabilities were translated from NIS to U.S. dollars using period -end exchange rates, equity items were translated at the exchange rates of the date of the equity transaction, and income and expense items were translated at average exchange rates during the period.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is other than the U.S. dollar) are reported in other comprehensive income (loss) and are reflected in equity, under “accumulated other comprehensive income (loss)”.

Balances denominated in, or linked to foreign currencies are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

1 U.S. $ = 3.565 NIS and 3.456 NIS as of March 31, 2020 and December 31, 2019, respectively.

The U.S. $ increased (decreased) against the NIS 3.15% and (3.09%) in the three months ended March 31, 2020 and 2019, respectively.

c.	Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

d.	New Accounting Pronouncements Adopted

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820), - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this ASU on January 1, 2020. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued new disclosure guidance on fair value measurement. This new guidance modifies the disclosure requirements on fair value measurements, including removal and modifications of various current disclosures as well as some additional disclosure requirements for Level 3 fair value measurements. Some of these disclosure changes must be applied prospectively while others retrospectively depending on requirement. This guidance is required to be adopted by the Company beginning in fiscal year 2020 with early adoption permitted. The Company adopted the guidance on January 1, 2020, which did not have a material impact on its consolidated financial statements.

e.	Pending Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), which provides optional guidance to ease the potential burden in accounting due to reference rate reform. The guidance in this update provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into on or before December 31, 2022. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, but the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	March 31,	December 31,
	2020	2019
	unaudited

Cash held in banks	$1,639	$937
Bank deposits in U.S.$ (annual average interest rates 1.26% and 1.49%)	21,027	3,011
Total cash and cash equivalents	22,666	3,948
Cash held with respect to CVR Agreement	2,664	1,400
Short-term restricted cash	273	100
Long-term restricted cash	64	76
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$25,667	$5,524

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	March 31,	December 31,
	2020	2019
	unaudited

Cost:
Laboratory equipment	$790	$782
Computers	95	94
Office furniture & equipment	35	36
Leasehold improvements	154	152
Total cost	1,074	1,064

Accumulated depreciation:
Laboratory equipment	374	340
Computers	55	51
Office furniture & equipment	2	1
Leasehold improvements	30	24
Total accumulated depreciation	461	416
Depreciated cost	$613	$648

For the three months ended March 31, 2020 and 2019, depreciation expenses were $54 and $44, respectively.

NOTE 5 – ACCRUED EXPENSES AND OTHER LIABILITIES

	March 31,	December 31,
	2020	2019
	unaudited

Vacation, convalescence and bonus accruals	$391	$318
Employees and payroll related	197	261
Short term operating lease liabilities	119	123
Accrued expenses and other	1,376	1,195
	$2,083	$1,897

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 6 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles. The Company’s operating leases have remaining lease terms of up to 3.41 years, some of which include options to extend the leases for up to five years.

	March 31,
	2020	2019
	unaudited

The components of lease expense were as follows:
Operating leases expenses	$47	$45
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$44	$45
Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$-	$-

	March 31,	December 31,
	2020	2019
	unaudited
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$486	$501
Accumulated amortization	121	91
Operating lease Right-of-Use assets, net	$365	$410
Lease liabilities – current - Accounts payable and accrued liabilities	$119	$123
Lease liabilities – noncurrent - Other long-term liabilities	256	298
Total operating lease liabilities	$375	$421
Weighted average remaining lease term in years	3.08	3.33
Weighted average annual discount rate	10.7%	10.7%

Maturities of operating lease liabilities as of March 31, 2020 were as follows:
2020 (after March 31)	123
2021	151
2022	132
2023	56
Total undiscounted lease liability	462
Less: Imputed interest	(87)
Present value of lease liabilities	$375

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israel Innovation Authority), computed on the basis of proceeds from the sale or license of products, the development of which was supported by State grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest at an applicable LIBOR-based rate. The Company’s aggregate contingent obligation to pay royalties as of March 31, 2020 was approximately $5,455, which represented the gross amount of grants actually received by the Company from the Israel Innovation Authority to such date, including accrued interest. As of March 31, 2020, the Company had not paid any royalties to the Israel Innovation Authority.

In January 2020, the Company submitted a grant application to the Israel Innovation Authority for funding of its clinical development program of prevention of cytokine storms and organ dysfunction associated with sepsis. The Company’s application for grants of NIS 3,467 ($973) representing participation of 30% of the plan to be executed in Israel was approved by the Israel Innovation Authority in April 2020, for a period commencing January 1, 2020 and ending December 31, 2020. In March 2020, the Company submitted a grant application to the Israel Innovation Authority for funding of its clinical development program of prevention of organ dysfunction and cytokine storms associated with COVID-19. The Company’s application for grants of NIS 1,857 ($521) representing participation of 30% of the plan to be executed in Israel was approved by the Israel Innovation Authority in April 2020 for a period commencing April 1, 2020 and ending March 31, 2021.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 8 – EQUITY

a.	On February 26, 2020, the Company completed a registered offering of Ordinary Shares pursuant to which certain investors purchased an aggregate of 1,000,000 Ordinary Shares at a price of $8 per share. Net proceeds of the offering were approximately $7,218 after deducting offering expenses.

In conjunction with the offering, the Company issued to the placement agent warrants to purchase up to 70,000 Ordinary Shares at an exercise price of $10 per share, exercisable until the five-year anniversary of their date of issuance. The placement agent warrants were valued upon issuance at $331 using a Black-Scholes model with the following assumptions: estimated weighted average volatility 72%; weighted average risk-free interest rate of 1.14%; no dividend; and a weighted average contractual expected life of five years. The placement agent warrants were accounted for as additional issuance costs and classified under additional paid-in capital.

b.	On March 5, 2020, the Company completed a registered offering pursuant to which certain investors purchased an aggregate of 2,093,750 Ordinary Shares together with warrants to purchase 2,093,750 Ordinary Shares at a combined offering price of $8.00 per Ordinary Share and associated warrant. Net proceeds of the offering were approximately $15,238 after deducting offering expenses. The investors’ warrants are immediately exercisable at $9 per Ordinary Share and will remain exercisable until the two-year anniversary of their date of issuance.

The sale of Ordinary Shares and issuance of warrants qualified for equity treatment under U.S. GAAP. The respective values of the warrants and Ordinary Shares issued to investors were calculated using their relative fair values and classified under Ordinary Shares and additional paid-in capital.

The warrants were valued using a Black-Scholes model with the following assumptions: estimated weighted average volatility 68.24%; weighted average risk-free interest rate of 0.67%; no dividend; and a weighted average contractual expected life of two years. The value ascribed to the investors’ warrants was $3,723 and to the Ordinary Shares $13,027.

In conjunction with this offering, the Company also issued to the placement agent warrants to purchase up to 146,563 Ordinary Shares, which warrants have substantially the same terms as the investor warrants, except that the placement agent warrants are exercisable at a price of $10 per Ordinary Share. The placement agent warrants were valued at $232 using a Black-Scholes model with the same assumptions used to estimate the investors’ warrants. The placement agent warrants were accounted for as additional issuance costs and classified under additional paid-in capital.

c.	All warrants issued in February and March 2020, will be exercisable on a “cashless” basis in certain circumstances, including if there is no effective registration statement registering the Ordinary Shares issuable upon exercise of the warrants until the expiry of the warrants. Such registration statement was declared effective by the SEC on June 21, 2019.

Holders of the Company’s warrants have no rights as an ordinary shareholder until such holders exercise their warrants and acquire Ordinary Shares. All of the foregoing warrants were outstanding at March 31, 2020.

NOTE 9 – SHARE-BASED COMPENSATION

a)	Employees’ and directors stock options

	Three months ended March 31,
	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	1,125,927	$6.47	1,083,023	$4.75
Pre-merger Bioblast options	-	-	15,000	$90.16
Granted	70,000	$4.68	2,421	$12.21
Forfeited and expired	(364)	$8.15	(1,779)	$4.12
Exercised	-	$-	(1,222)	$3.39
Outstanding at end of period	1,195,563	$6.3	1,097,943	$4.81
Exercisable at end of period	713,553	$4.19	553,331	$3.61

Non-vested at beginning of the period	425,895	$7.21	625,302	$5.58
Granted	70,000	$4.68	2,421	$12.21
Vested during the year	(13,885)	$5.93	(81,332)	$3.22
Forfeited during the year	-	$-	(1,779)	$4.12
Non-vested at the end of the period	482,010	$7.2	544,612	$6.02

As of March 31, 2020, the total unrecognized estimated compensation cost related to outstanding non-vested employees’ stock options was $1,040 which is expected to be recognized over a weighted average period of 2.27 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 9 – SHARE-BASED COMPENSATION (cont.)

b)	Consultants’ stock options

	Three months ended March 31,
	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	499,115	$4.04	718,395	$3.72
Outstanding at end of period	499,115	$4.04	718,395	$3.72
Exercisable at end of period	405,920	$3.482	576,183	$5.26

Non-vested at beginning of the period	100,456	$6.27	149,474	$6.20
Vested during the year	(7,262)	$6.22	(7,262)	$6.22
Non-vested at the end of the period	93,195	$6.27	142,212	$6.29

As of March 31, 2019, the unrecognized estimated compensation cost related to outstanding non-vested consultants’ stock options was $249, which is expected to be recognized over a weighted average period of 1.7 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at March 31, 2020:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
$2.69	723,922	5.02	1,415	722,131
$6.22	714,019	7.79	-	377,328
$12.21	2,421	9	-	605
$10.12	13,216	8.68	-	3,909
$21.4	5,600	9.32	-	-
$8.19	150,000	9.64	-	-
$4.68	70,000	10	-	-
$90.16	15,500	1.44	-	15,500
	1,694,678		$1,415	1,119,473

d)	The following table summarizes share-based compensation expenses related to grants under the Equity Incentive Plans included in the statements of operations:

	Three months ended March 31,
	2020	2019
Research & development	$96	$413
General & administrative	36	99
Total	$132	$512

NOTE 10 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of March 31, 2020 and December 31, 2019:

	March 31, 2020
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$22,666	$22,666	$-	$-
Short term deposits	10,008	10,008
Restricted cash	337	337	-	-
Cash held with respect to CVR Agreement	2,664	2,664	-	-
Total financial assets	$35,675	$35,675	$-	$-

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 10 – FAIR VALUE MEASUREMENT (cont.)

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,948	$3,948	$-	$-
Short term deposits	8,060	8,060	-	-
Cash held with respect to CVR Agreement	1,400	1,400	-	-
Restricted cash	176	176	-	-
Total financial assets	$13,584	$13,584	$-	$-

NOTE 11 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following event necessitated disclosure: In April 2020 the Company received an approval from the Israel Innovation Authority for funding of its clinical development programs of prevention of organ dysfunction and cytokine storms associated with sepsis and with COVID-19 ( See NOTE-7).